Sporty Dog Creations

Form C/A-R

Purpose of This Form

A company that has raised money using Regulation Crowdfunding must report certain information. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.202 listing the information companies must provide. This form – Form C-AR – is the form used to provide that information.

(A) The Company

Name of Company	Sporty Dog Creations
State of Organization	MD
Date of Formation	2019-11-07
Entity Type	Limited Liability Company
Street Address	2602 Round Rd Apt B2, Baltimore, MD 21225
Website Address	https://www.sportydogcreations.com/

(B) Directors and Officers Of the Company

Name	Position	Officer Since		Past Experience
Lashauna Jones	Owner	2017	Owner and Operator The Sporty Dog; Dates Employed May 2017 – Present Employment Duration 3 yrs 10 mos. President at Morgan State Entrepreneurship Alumni Chapter; Morgan State University Alumni Association (MSUAA) Dates Employed; Feb 2020 – Present; Employment Duration 1 yr 1 mo.Editor - Company Name: On the Ball Sports, OTBS Magazine; Dates Employed Sep 2007 – Present Capturing the spirit of sport through Inspiration, Enrichment, and Entertainment!Founding Board Member -Company Name: Morgan State Entrepreneurship Association Chapter; Dates Employed Jun 2015 – Present. Employment Duration 5 yrs 9 mos. To assist in the programming of alumni programs and events for entrepreneurship and to serve as a resource for entrepreneurial development for students, the overall University and the surrounding community.	

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power
Lashauna Jones	85%

(D) The Company's Business and Business Plan

Our Story
All natural vegan, beef and chicken hot dogs; free from additives and preservatives.
Homemade Pickles, Vegan and Non-Vegan Mac and Cheese, house-made kettle chips, and more.

(E) Number of Employees

The company currently has 3 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the oHering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

(G) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage	3.30%
Payment Deadline	1/1/28
Maximum Payment Multiple	
Early Investors	1.6x (For the first $20000 invested.)
All Other Investors	1.5x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securization	Unsecured
Accrual Rate	0.56%

(H) Indebtedness of the Company

Title	Amount ($)	Interest %	Maturity Date	Other
Mainvest Revenue Sharing Note	31,400		01/01/2028	3.3% of revenue until a 1.5x payback multiple is achieved.

(I) Other Offerings of Securities within the Last Three Years

February 2021 Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $31,400 Please refer to the company's Form C/U dated June 29th, 2021 for additional disclosures

(J) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(K) Our Compliance with Reporting Obligations

The Company has not filed an annual report prior to this Form C/A-R.

Tax Information

Financial Statements Line Item	Most Recent Fiscal Year End		Prior Fiscal Year End
Total Assets	$1,175.89		$0.00
Cash	$774.95		$0.00
Accounts Receivable	$0.00		$0.00
Short-term debt	$27,965.00		$0.00
Long-term debt	$0.00		$0.00
Revenues	$50,045.91		$0.00
Costs of Good Sold	$772.51		$0.00
Taxes Paid	$0.00		$0.00
Net Loss	-$19,833.00		$0.00